Mail Stop 03-08
								May 25, 2005

Mr. John W. Feray
Chief Accounting Officer
Haggar Corp.
11511 Luna Road
Dallas, Texas 75234

	RE:	Haggar Corp.
		Form 10-K for the Fiscal Year Ended September 30, 2004
		Filed December 10, 2004
      Form 10-Q for the Fiscal Quarter Ended December 31, 2004
      Filed February 9, 2005
		File No. 0-20850

Dear Mr. Feray:

	We have reviewed the responses in your letter dated May 10,
2005
and have the following additional comments. We welcome any questions you may have about our comments or on any other aspect of our review.
Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2004

1. We have reviewed your response to comment 6 in our letter dated April 18, 2005 and note your proposed disclosure that "[t]he Company records its best estimate of margin allowances, returns, co-
operative
advertising and rebates at the later of the date at which the related
revenue is recognized or the date at which the allowance is
offered
to the customer."   We are unclear as to why returns are
recognized
at the later of the date at which the related revenue is recognized or the date at which the allowance is offered. Please clarify the disclosure accordingly. Please also revise the disclosure to clarify the circumstances under which margin allowances, cooperative advertising allowances, and rebates are offered to customers at dates other than the time of sale and revenue recognition. Show us how the revised disclosure will read.

Form 10-Q for the Fiscal Quarter Ended December 31, 2004

Item 4.  Controls and Procedures, page 21

2. We have reviewed your response to comment 14 in our letter dated
April 18, 2005. Please provide footnote disclosure in your next filing on Form 10-Q regarding the error corrections you recorded in the fiscal quarter ended December 31, 2004. The disclosure should indicate the nature of each of the errors you identified, how and when you discovered the errors, the individual and net impact of the errors on your historical financial statements, and the individual and net impact of correcting the errors on the year to date results of operations. Refer to paragraph 37 of APB 20. The disclosure should also indicate that management has not restated the historical results because it believes the errors to be quantitatively and qualitatively immaterial on an individual and net basis. Please show us how the disclosures will read.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

		You may contact Yong Kim at (202) 551-3323 or Robyn Manuel at (202) 551-3823 if you have any questions regarding these comments.
Please contact me at (202) 551-3843 with any other questions.


							Sincerely,



							George F. Ohsiek, Jr.
							Branch Chief



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Mr. John W. Feray
Haggar Corp.
May 25, 2005
Page 2